Exhibit 99.1

2012 PLUM CREEK TIMBER COMPANY, INC.

STOCK INCENTIVE PLAN

Section 1. General Purpose of Plan; Definitions.

The Company adopted the Plum Creek Timber Company, Inc. 2012 Stock Incentive Plan (the “Plan”) effective February 7, 2012, subject to approval of the stockholders of the Company at the annual meeting of stockholders held on May 8, 2012 (the “Effective Date”). The purpose of the Plan is to enable the Company to attract and retain highly qualified personnel who will contribute to the Company’s success and to provide incentives to Participants that are linked directly to increases in stockholder value and will therefore inure to the benefit of all stockholders of the Company.

For purposes of the Plan, the following terms shall be defined as set forth below:

1.	“Administrator” means the Board, or if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 2 hereof.

2.	“Award” means a grant of a Value Management Award, Restricted Stock, Restricted Stock Unit, Stock Option, Stock Appreciation Right, Other Stock- or Cash-Based Award, or any combination of the foregoing, to a Participant under the Plan.

3.	“Award Agreement” means an agreement entered into with a Participant in connection with an Award.

4.	“Board” means the Board of Directors of the Company.

5.	“Cause” means (a) a Participant’s conviction of or guilty plea to the commission of an act or acts constituting a felony under the laws of the United States or any state thereof; (b) action by a Participant involving personal dishonesty, theft or fraud in connection with the Participant’s duties as an employee, director, consultant or advisor of the Company or a Subsidiary; or (c) if applicable, a breach of any one or more material terms of a Participant’s employment agreement with the Company.

6.	“Change in Control” means the occurrence of any of the following events:

(a)	any “person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company; any trustee or other fiduciary holding securities under an employee benefit plan of the Company; or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Stock of the Company) is or becomes after the Effective Date the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company or its affiliates) representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities; or

(b)	during any period of two consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (a), (c) or (d) of this Section 1(6)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof; or

(c)

there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary of the Company with any other corporation, other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity or parent thereof outstanding immediately after such merger or consolidation or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities; or

(d)	the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least sixty percent (60%) of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred (i) by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions or (ii) with respect to any Award subject to Section 409A and with respect to which a Change in Control is intended to be a distribution date, unless the applicable event also constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A.

7.	“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

8.	“Committee” means the Compensation Committee of the Board or such other committee of the Board as the Board may from time to time designate to administer the Plan. To the extent necessary and desirable, the Committee shall be composed entirely of individuals who meet the qualifications referred to in Section 162(m) and Rule 16b-3 under the Exchange Act. The Committee may delegate its authority under the Plan to a sub-committee or to one or more senior executive officers of the Company to the extent such delegation is appropriate under Section 162(m) and Rule 16b-3 under the Exchange Act. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Board specified in the Plan shall be exercised by the Committee.

9.	“Company” means Plum Creek Timber Company, Inc., a Delaware corporation (or any successor corporation).

10.	“Covered Employee” shall have the meaning set forth in Section 162(m)(3) of the Code.

11.	“Disability” means (a) the inability of a Participant to perform substantially his or her duties and responsibilities to the Company or to any Subsidiary by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (b) the Participant is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company or an affiliate thereof, in either case of (a) or (b), for purposes of complying with and to the extent as may be required under Section 409A.

12.	“Eligible Recipient” means an officer, director, employee, consultant or advisor of the Company or of any Subsidiary.

13.	“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

14.

“Fair Market Value” means, as of any given date, with respect to any Awards granted hereunder, (a) if the Stock is publicly traded, the closing sale price of a share of Stock on the national securities exchange on which the Company’s equity securities are principally listed or traded, or, if on such date no trade was conducted, the most recent preceding date on which there was such a trade; (b) if the Stock is then traded in an over-the-counter market, the average of the closing bid and asked prices for the Stock in such over-the-counter market for the last preceding date on which there was a sale of such Stock in such market; (c) the fair market value of a share of Stock as determined in accordance with a method prescribed in the Award Agreement or (d) the fair market value of a share of Stock as otherwise determined by the Administrator in the good faith exercise of its discretion, and, as required, in compliance with Section 409A.

15.	“Good Reason” means, without a Participant’s written consent, (a) a reduction in the Participant’s titles, positions, duties and responsibilities as in effect immediately prior to a Change in Control; (b) a reduction in the Participant’s annual base salary or aggregate compensation and benefits opportunities as in effect immediately prior to a Change in Control; or (c) relocation of the Participant’s principal place of employment to a location more than thirty five (35) miles from the Participant’s principal place of employment immediately prior to a Change in Control; provided that, in the case of (a)-(c) above: (i) the Participant notified the Company of his or her intent to resign for Good Reason within ninety (90) days of the initial existence of the condition giving rise to Good Reason (a “Good Reason Condition”); (ii) the Participant provided the Company with a period of thirty (30) days during which it may remedy the Good Reason Condition; (iii) the Company did not remedy the Good Reason Condition during such period; and (iv) the Participant terminated for Good Reason based on the condition specified in the notice.

16.	“Immediate Family” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and shall include adoptive relationships of the Participant.

17.	“Nonqualified Stock Option” means an option to purchase Stock that is not an incentive stock option under Section 422 of the Code.

18.	“Other Stock- or Cash-Based Award” means a right or other interest granted to a Participant under the Plan that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Stock, including, but not limited to, unrestricted Stock, or which may be payable in cash.

19.	“Participant” means any Eligible Recipient selected by the Administrator, pursuant to the Administrator’s authority in Section 2 hereof, to receive an Award.

20.	“Performance Criteria” means the performance criteria upon which the payment or vesting of an Award intended to qualify for exemption under Section 162(m) may be based, which may include the following business measures: total stockholder return; stock price increase; return on equity; return on capital; earnings per share; EBIT (earnings before interest and taxes); EBITDA (earnings before interest, taxes, depreciation and amortization or earnings before interest, taxes, depreciation and amortization and cost basis in real property sold); EBITDDA (earnings before interest, taxes, depletion, depreciation and amortization or earnings before interest, taxes, depletion, depreciation and amortization and cost basis in real property sold); ongoing earnings; cash flow (including operating cash flow, free cash flow, discounted cash flow return on investment, and cash flow in excess of costs of capital); EVA (economic value added); economic profit (net operating profit after tax, less a cost of capital charge); FFO (funds from operations equal to net income plus non-cash charges for depletion, depreciation and amortization and the cost basis in real property sold); SVA (stockholder value added); revenues; net income; operating income; pre-tax profit margin; performance against business plan; market share; operating margins; credit rating; dividend payments; expenses; retained earnings; working capital; financial ratios; yield on investment; completion of acquisitions, divestitures, and corporate restructurings; and individual goals based on objective business criteria underlying the goals listed above and which pertain to individual effort as to achievement of those goals. The Performance Criteria may be applied with respect to the Company, any Subsidiary, any asset, or any business unit or segment, or, if applicable, any Participant, and may be measured on an absolute or relative to a peer-group or other market measure basis. Furthermore, the Performance Criteria may be determined on a GAAP or non-GAAP basis, including without limitation adjustments for non-cash charges, as determined by the Administrator in its discretion; subject to the Administrator’s intent to satisfy the requirements of Section 162(m) of the Code.

21.	“Performance Goals” means the performance goals related to the vesting of an Award, as determined by the Committee in its sole discretion and as set forth in an Award Agreement, which may be based on attaining performance targets relating to one or more business criteria, including without limitation the Performance Criteria defined herein.

22.	“Performance Period” means the period of time set forth in the applicable Award Agreement that is used to measure the attainment of Performance Goals.

23.	“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

24.	“Restricted Stock” means shares of Stock subject to certain restrictions granted pursuant to Section 6 hereof.

25.	“Restricted Stock Units” means the right to receive shares of Stock subject to certain restrictions granted pursuant to Section 6 hereof.

26.	“Section 162(m)” means Section 162(m) of the Code and the regulations thereunder.

27.	“Section 409A” means Section 409A of the Code and the regulations thereunder.

28.	“Stock” means the common stock, par value $.01 per share, of the Company.

29.	“Stock Appreciation Right” or “SAR” means an Award granted pursuant to Section 8 hereof entitling a Participant to receive an amount, representing the difference between the base price per share of the right and the Fair Market Value of a share of Stock on the date of exercise.

30.	“Stock Option” means an option to purchase shares of Stock granted pursuant to Section 7 hereof that is a Nonqualified Stock Option.

31.	“Subsidiary” means (a) any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations (other than the last corporation) in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in the chain or (b) any partnership in which the Company and/or any Subsidiary owns more than fifty percent (50%) of the capital or profits interests.

32.	“Value Management Award” means an incentive compensation award, granted pursuant to Section 5 hereof, which is contingent upon the attainment of Performance Goals with respect to a Performance Period.

Section 2. Administration.

2.1. The Administrator. The Plan shall be administered in accordance with the requirements of Section 162(m) (but only to the extent necessary and desirable to maintain qualification of Awards under Section 162(m)) and, to the extent applicable, Rule 16b-3 under the Exchange Act by the Board or, at the Board’s sole discretion, by the Committee.

2.2. Powers of the Administrator. Pursuant to the terms of the Plan, the Administrator is authorized to do all things necessary or desirable in connection with the authorization of Awards and administration of the Plan (and in the case of the Committee or delegation to one of more officers, within the authority delegated to the Committee or person(s)), including but not limited to, the authority to:

(a)	select those Eligible Recipients who shall be Participants;

(b)	determine whether and to what extent Awards are to be granted hereunder to Participants, and to grant such Awards;

(c)	determine the number of shares of Stock and/or units to be covered by each Award;

(d)	determine the price, if any, to be paid by the Participant for the acquisition of an Award; and

(e)	determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award, Award Agreement and any other written instrument evidencing Awards, including, but not limited to, (x) the restrictions applicable to any Awards and the conditions under which such restrictions shall lapse, and (y) the Performance Goals and Performance Periods applicable to any Awards.

The Administrator shall have the authority, in its sole discretion, to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable, to interpret the terms and provisions of the Plan, any Award and any Award Agreements, and to otherwise supervise the administration of the Plan. The Administrator may grant more than one Award to a Participant at a time and more than one Award for each Participant may be outstanding concurrently hereunder. The Awards granted by the Administrator need not contain the same provisions with respect to each Participant.

All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including, but not limited to the Company and the Participants.

Section 3. Stock Subject to Plan.

3.1. Shares Available. Subject to Section 3.4 hereof, the Stock reserved and available for issuance under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares. The total number of shares of Stock reserved and available for issuance under the Plan is 6,148,900 shares, which is the number of shares of Stock that are available for issuance under the Amended and Restated Plum Creek Timber Company, Inc. Stock Incentive Plan (the “Prior Plan”) and are not subject to awards thereunder as of May 8, 2012.

3.2. Share Limits. Subject to Section 3.4 hereof, the following limits shall also apply with respect to Awards:

(a)	To the extent required to comply with Section 162(m), the aggregate number of shares of Stock subject to Awards (other than cash-based Awards) awarded to any one Participant during any calendar year may not, subject to adjustment as provided in Section 3.4 hereof, exceed 300,000 shares.

(b)	To the extent required to comply with Section 162(m), the aggregate amount of compensation to be paid to any one Participant in respect of all Awards that are intended to constitute “performance-based compensation” denominated in cash in any calendar year is $10,000,000.

For the avoidance of doubt, subject to stockholder approval of this Plan, no new awards shall be granted under the Prior Plan. Each of the foregoing numerical limits is subject to adjustment as contemplated in Section 3.4 hereof.

3.3. Share Recapture. Shares of Stock that are subject to or underlie Awards which expire or for any reason are cancelled, terminated, forfeited, fail to vest, or for any other reason are not paid or delivered under the Plan shall again be available for issuance in connection with future Awards granted under the Plan. To the extent shares of Stock are not delivered because they are used to satisfy the applicable tax withholding obligation, such shares will be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan and will not be available for future issuance under the Plan. Moreover, shares of Stock purchased on the open market with cash proceeds generated by the exercise of a Stock Option will not increase or replenish the number of shares available for grant. In the event that shares of Stock are delivered in respect of an Award, all of the shares subject to the Award (and not only the actual number of shares of Stock actually issued to Participants) shall be considered in calculating the maximum number of shares of Stock available for delivery under the Plan. Shares of Stock surrendered or withheld as payment of either the exercise price of an Award (including shares otherwise underlying an Award of a SAR that are retained by the Company to account for the grant price of such SAR) and/or withholding taxes in respect of such an Award shall be counted against the share limits of this Plan and shall not again be available for issuance in connection with future Awards. If any shares of Stock have been pledged as collateral for indebtedness incurred by a Participant in connection with the exercise of an Award and such shares of Stock are returned to the Company in satisfaction of such indebtedness, such shares of Stock shall not again be available for issuance. The foregoing adjustments to the share limits are subject to any applicable limitations under Section 162(m) with respect to Awards intended as performance-based compensation thereunder.

3.4. Equitable Adjustments. In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, extraordinary cash dividend or other change in corporate structure affecting the Stock (other than normal cash dividends), an equitable substitution or proportionate adjustment shall be made in (a) the aggregate number of shares of Stock reserved for issuance under the Plan; (b) the kind, number and price of shares of Stock subject to outstanding Stock Options and SARs granted under the Plan; (c) the kind, number and purchase price of shares of Stock subject to outstanding awards of Restricted Stock, Restricted Stock Units, and Other Stock- or Cash-Based Awards, as applicable, granted under the Plan; and (d) Performance Goals appropriate to any outstanding Value Management Awards or any other Awards that are intended to qualify for exemption under Section 162(m) (subject to such limitations as appropriate under Section 162(m)), in each case as may be determined by the Administrator, in its sole discretion. Such other substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion. Any fractional shares resulting from the adjustments described in this Section 3.4 shall be eliminated. In connection with any event described in this paragraph, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding Awards and payment in cash or other property therefore. Any Awards with an aggregate exercise price or part thereof canceled that is greater than the aggregate Fair Market Value of the shares of Stock subject to the Award or part thereof canceled, may be cancelled for no consideration. Notwithstanding the foregoing, any such adjustments shall be made in a manner consistent with the requirements of Section 409A.

3.5. Ownership Limit. Notwithstanding anything contained herein to the contrary, no Participant may receive Stock pursuant to or in connection with the exercise or payment of any Award to the extent it would result in a violation of the stock ownership limitations set forth in the Company’s Charter or would impair the Company’s status as a REIT. In the event that the delivery of shares of Stock upon the exercise or payment of any Award would cause a Participant to beneficially or constructively own shares of Stock in excess of such ownership limitations, the Company shall have the right to deliver to the Participant, in lieu of Stock, a check or cash in the amount equal to the Fair Market Value of the Stock otherwise deliverable on the date of exercise or payment (minus any amounts withheld for tax purposes).

Section 4. Eligibility; Award Agreements; Deferrals.

4.1. Eligibility. Eligible Recipients shall be eligible to be granted Awards. The Participants shall be selected from time to time by the Administrator, in its sole discretion, from among the Eligible Recipients.

4.2. Award Agreements. Each Award under the Plan shall be evidenced by an Award Agreement in a form approved by the Administrator setting forth all of the terms and conditions applicable to the Award as determined by the Administrator consistent with the Plan. Payment of Awards shall be set forth in the Award Agreements and may be in the form of cash, Stock, or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose.

4.3. Deferrals. The Administrator may also require or permit Participants to elect to defer the issuance of shares or the settlement of Awards in cash under such rules and procedures as it may establish. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts. Any such deferrals and deferral elections shall be made on a form as required by the Administrator and shall comply with the requirements of Section 409A.

Section 5. Value Management Awards.

5.1. General Terms. The Administrator is authorized to grant Value Management Awards to Eligible Recipients (but limited to officers or other key employees of the Company or of any Subsidiary) that are intended to qualify for exemption under Section 162(m), as well as Value Management Awards to Eligible Recipients that are not intended to so qualify. Value Management Awards granted pursuant to the Plan shall be evidenced by an Award Agreement in such form as the Committee shall from time to time approve, which shall include one or more Performance Periods and Performance Goals to be achieved during the applicable Performance Periods, as well as such other restrictions and conditions as the Committee deems appropriate. The Performance Goals may be subject to such later revisions as the Committee shall deem appropriate to reflect significant unforeseen events such as changes in law, accounting practices or unusual or nonrecurring items or occurrences, subject to such limitations as may be required by Section 162(m).

5.2. Payment. At the end of the Performance Period, the Committee shall determine the extent to which Performance Goals have been attained or a degree of achievement between minimum and maximum levels in order to establish the level of payment to be made, if any. Value Management Awards may be payable in Stock or cash or a combination thereof, at the discretion of the Committee, and may be granted in the form of Restricted Stock Units.

5.3. Performance Goals and Criteria. The payment or vesting of a Value Management Award intended to qualify for exemption under Section 162(m) shall be based on the attainment of Performance Goals relating to the Performance Criteria. In the case of Value Management Awards that are not intended to qualify for exemption under Section 162(m), the Committee shall designate performance criteria from among the specified Performance Criteria or such other business criteria as it shall determine it its sole discretion. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur).

5.4. Section 162(m) Requirements. In the case of a Value Management Award or as applicable with respect to any other Award that is intended to comply with the requirements for exemption under Section 162(m), the Committee shall make all determinations necessary to establish the Award within ninety (90) days of the beginning of the Performance Period (or such other time period required under Section 162(m)), including, without limitation, the designation of the Participants to whom Value Management Awards (or other 162(m) compliant Awards) are made, the Performance Criteria applicable to the Award and the Performance Goals that relate to such Performance Criteria, and the dollar amounts or number of shares of Stock payable upon achieving the applicable Performance Goals. As and to the extent required by Section 162(m), the terms of an Award intended to comply with Section 162(m) shall state, in terms of an objective formula or standard, the method of computing the amount of compensation payable to the Participant, and shall preclude discretion to increase the amount of compensation payable that would otherwise be due under the terms of the Award, and, prior to the payment of such compensation, the Committee shall have certified in writing that the applicable Performance Goal has been satisfied. The Administrator’s authority to grant new Awards that are intended to qualify as performance-based compensation within the meaning of Section 162(m) (other than qualifying Stock Options and SARs) shall terminate upon the first (1st) meeting of the Company’s stockholders that occurs in the fifth (5th) year following the year in which the Company’s stockholders first approve this Plan.

Section 6. Restricted Stock; Restricted Stock Units.

6.1. General Terms. Awards of Restricted Stock and/or Restricted Stock Units may be issued either alone or in addition to other Awards. The Administrator shall determine the Restricted Period (as defined below) applicable to Awards of Restricted Stock or Restricted Stock Units and all other conditions of such Awards. Subject to the requirements of Section 162(m), as applicable, the Administrator may also condition the grant of Restricted Stock or Restricted Stock Units upon the exercise of Stock Options or SARs, or upon such other criteria as the Administrator may determine, in its sole discretion. In the sole discretion of the Administrator, loans may be made to Participants in connection with the purchase of Restricted Stock or Restricted Stock Units under substantially the same terms and conditions as provided in Section 7.5 hereof with respect to the exercise of Stock Options.

6.2. Certificates. Except as otherwise provided in Section 6.3 hereof, each Participant who is granted an Award of Restricted Stock shall be issued a stock certificate in respect of such shares of Restricted Stock, and such certificate shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award. The Company may require that the stock certificates evidencing Restricted Stock granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any Award of Restricted Stock, the Participant shall have delivered a stock power, endorsed in blank, relating to the Stock covered by such Award. Each Participant who receives Restricted Stock Units shall be eligible to receive, at the expiration of the applicable Restricted Period, one share of Stock for each unit awarded, and the Company shall issue to each such Participant that number of shares of Stock.

6.3. Restrictions. Subject to the provisions of the Plan and the Award Agreement governing any such Award, during such period as may be set by the Administrator commencing on the date of grant (the “Restricted Period”), the Participant shall not be permitted to sell, transfer, pledge or assign shares of Restricted Stock or Restricted Stock Units awarded under the Plan; provided, however, that the Administrator may, in its sole discretion, provide for the lapse of such restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the Participant’s termination of employment or service as a director, consultant or advisor to the Company or any Subsidiary, the Participant’s death or Disability. Except as provided in this Section 6.3, the Participant shall generally have the rights of a stockholder of the Company with respect to Restricted Stock during the Restricted Period. Participants who receive Restricted Stock Units shall have no rights as stockholders with respect to such Restricted Stock Units until such time as share certificates for Stock are issued to the Participants; provided, however, that during the applicable Restricted Period for all Restricted Stock Units awarded hereunder, the Company shall pay to each such Participant an amount equal to the sum of all dividends and other distributions paid by the Company on that equivalent number of shares of Stock.

Section 7. Stock Options.

7.1. General Terms. Stock Options may be granted alone or in addition to other Awards granted under the Plan. Stock Options shall be subject to the following terms and conditions as set forth below in this Section 7 and shall contain such additional terms and conditions as set forth in an Award Agreement with the Company, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable.

7.2. Option Price. The option price per share of Stock purchasable under a Stock Option shall be determined by the Administrator in its sole discretion at the time of grant but shall not be less than the Fair Market Value of the Stock on such date.

7.3. Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten (10) years after the date such Stock Option is granted.

7.4. Exercisability; Method of Exercise. Each Stock Option shall be exercisable at such time or times and subject to such terms and conditions, as shall be determined by the Administrator in the applicable Award Agreement; provided, however, that the Administrator may provide at the time of grant, in its sole discretion, that any Stock Option shall be exercisable only in installments, and the Administrator may waive such installments at any time, in whole or in part, based on such factors as the Administrator may determine, including but not limited to in connection with any Change in Control of the Company. Subject to this Section 7.4, Stock Options may be exercised in whole or in part after vesting at any time during the option period, by giving written notice of exercise to the Company specifying the number of shares of Stock to be purchased, accompanied by payment in full of the purchase price in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, payment in whole or in part may also be made (i) by means of any cashless exercise procedure approved by the Administrator; (ii) in the form of unrestricted Stock already owned by the Participant which, (x) in the case of unrestricted Stock acquired upon exercise of an option, has been owned by the Participant for more than six (6) months on the date of surrender, and (y) has a Fair Market Value on the date of surrender equal to the aggregate option price of the Stock as to which such Stock Option shall be exercised; (iii) by withholding from delivery shares of Stock for which the Stock Option is otherwise exercised; (iv) by any other form of consideration approved by the Administrator and permitted by applicable law or (v) any combination of the foregoing. A Participant shall generally have the rights to dividends and any other rights of a stockholder with respect to the Stock subject to the Stock Option only after the Participant has given written notice of exercise, has paid in full for such shares, and, if requested, has given the representation described in Section 13.2 hereof.

7.5. Loans. The Company or any Subsidiary may make loans available to Stock Option holders in connection with the exercise of outstanding Stock Options, as the Administrator, in its sole discretion, may determine. The loans shall be subject to the terms and conditions set forth in this Section 7.5 and such other terms and conditions, not inconsistent with the Plan, as the Administrator shall determine, including that such loans shall (a) be evidenced by promissory notes entered into by the Stock Option holders in favor of the Company or any Subsidiary; (b) bear interest at the applicable Federal interest rate or such other rate as the Administrator shall determine and (c) be subject to Board approval (or to approval by the Administrator to the extent the Board may delegate such authority). In no event may the principal amount of any such loan exceed the sum of (i) the aggregate option price less the par value (if any) of the shares of Stock covered by the Stock Option, or portion thereof, exercised by the holder and (ii) any Federal, state, and local income tax attributable to such exercise. The initial term of the loan, the schedule of payments of principal and interest under the loan, the extent to which the loan is to be with or without recourse against the holder with respect to principal and/or interest, and the conditions upon which the loan will become payable in the event of the holder’s termination of service to the Company or to any Subsidiary shall be determined by the Administrator. Unless the Administrator determines otherwise, when a loan is made, shares of Stock having a Fair Market Value at least equal to the principal amount of the loan shall be pledged by the holder to the Company as security for payment of the unpaid balance of the loan, and such pledge shall be evidenced by a pledge agreement, the terms of which shall be determined by the Administrator, in its sole discretion; provided, however, that each loan shall comply with all applicable laws (including Section 402 of the Sarbanes-Oxley Act of 2002), regulations and rules of the Board of Governors of the Federal Reserve System and any other governmental agency having jurisdiction.

Section 8. Stock Appreciation Rights.

8.1. General. SARs may be granted either alone (“Free Standing Rights”) or in conjunction with all or part of any Stock Option granted under the Plan (“Related Rights”). Subject to Section 409A, Related Rights may be granted either at or after the time of the grant of such Stock Option. Notwithstanding the foregoing, no Related Right may be granted for more shares than are subject to the Stock Option to which it relates and any SAR must be granted with an exercise price not less than the Fair Market Value of the Stock on the date of grant. In the sole discretion of the Administrator, loans may be made to Participants in connection with the exercise of SARs under substantially the same terms and conditions as provided in Section 7.5 hereof with respect to the exercise of Stock Options. SARs granted under the Plan shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

8.2. Rights as Stockholder. A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the shares of Stock subject to a SAR until the Participant has given written notice of the exercise thereof, has paid in full for such shares and has satisfied the requirements of Section 13.5 hereof, and the shares are delivered to the Participant.

8.3. Exercisability. SARs that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement. SARs that are Related Rights shall be exercisable only at such time or times and to the extent that the Stock Options to which they relate shall be exercisable.

8.4. Payment Upon Exercise.

(a)	Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of shares of Stock equal in value to the excess of the Fair Market Value as of the date of exercise over the price per share specified in the Free Standing Right multiplied by the number of shares in respect of which the Free Standing Right is being exercised.

(b)	A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Stock Option. Upon such exercise and surrender, the

Participant shall be entitled to receive up to, but not more than, that number of shares of Stock equal in value to the excess of the Fair Market Value as of the date of exercise over the exercise price specified in the related Stock Option multiplied by the number of shares in respect of which the Related Right is being exercised. Stock Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

8.5. Term. The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted. The term of each Related Right shall be the term of the Stock Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

Section 9. Other Stock- or Cash-Based Awards.

The Administrator is authorized to grant Awards to Participants in the form of Other Stock- or Cash-Based Awards, as deemed by the Administrator to be consistent with the purposes of the Plan and as evidenced by an Award Agreement. The Administrator shall determine the terms and conditions of such Awards, consistent with the terms of the Plan, including any Performance Goals and Performance Periods. Other Stock- or Cash-Based Awards may constitute performance-based compensation intended to qualify for exemption under Section 162(m), provided such Awards are granted with Performance Goals that are based on the Performance Criteria set forth herein and otherwise satisfy the requirements for such exemption as set forth in the Plan and under Section 162(m). The Administrator may establish other rules applicable to the Other Stock- and Cash-Based Awards as it may determine in its discretion.

Section 10. Termination of Employment; Change in Control.

(a)	Termination of Employment.

i.	Notwithstanding any provision to the contrary contained in the Plan, if a Participant who holds Value Management Awards or other Awards intended to qualify for exemption under Section 162(m) incurs a termination of employment with or service to the Company or a Subsidiary by reason of death or Disability at any time during a Performance Period, such Participant shall be entitled to a pro rata Award as of the termination date based upon the Participant’s number of full months of active service during the Performance Period, and determined in accordance with the Performance Goals applicable to each such Award, based upon the greater of the Company’s actual performance or the target as set forth in the applicable Award Agreement (which, unless otherwise provided in the Award Agreement, shall be the aggregate face value for such Award), for the shortened Performance Period, and shall be payable in cash. If a Participant who holds Value Management Awards or other Awards intended to qualify for exemption under Section 162(m) incurs a termination of employment with or service to the Company or a Subsidiary after completion of a Performance Period relating to the Value Management Award, but prior to payment thereof, the entire Value Management Award shall be payable to the Participant when such Award would otherwise be payable pursuant to the applicable Award Agreement.

ii.	Notwithstanding any provision to the contrary contained in the Plan, if a Participant’s employment with or service to the Company or a Subsidiary is terminated by reason of death or Disability, then as of the date the Participant’s employment with or service to the Company or a Subsidiary is terminated, all outstanding Awards (except for Value Management Awards or other Awards intended to qualify for exemption under Section 162(m) as described above under Section 10(a)(i)) held by the Participant shall become fully vested and exercisable and all restrictions on such Awards shall immediately lapse.

iii.

Any payments or transfers that shall become due pursuant to the foregoing descriptions of a termination due to death or Disability shall be made by the Company to the Participant (or to the Participant’s estate or the person who acquires the relevant Award(s) by will or the laws of descent and distribution or otherwise by reason of the death of the Participant) within a reasonable period of time after such termination (and in no event later than the March 15th following the year in which the termination occurs).

(b)	Change in Control. Except as otherwise provided in an Award Agreement or in an individual agreement between a Participant and the Company, in the event of a Change in Control the following provisions shall apply:

i.	In the event of a Change in Control, the surviving entity or acquiring entity (or the surviving or acquiring entity’s parent company) shall assume all Awards outstanding under the Plan or shall substitute similar awards for Awards outstanding under the Plan (except with respect to 162(m) compliant Awards described in Section 10(b)(ii) below); provided, however, if within one year following such Change in Control a Participant’s employment is terminated (1) by the Company or a Subsidiary (or surviving entity, acquiring entity, or parent or subsidiary thereof, as the case may be) other than for Cause or (2) by the Participant with Good Reason, then, in any such case, as of the date the Participant’s employment or service is terminated, all outstanding Awards held by the Participant shall become fully vested and exercisable and all restrictions on such Awards shall immediately lapse.

ii.	Notwithstanding the foregoing, to the extent the surviving entity (or acquiring entity or parent company, as the case may be) refuses to assume outstanding Awards or to substitute an equivalent award or right therefore (as determined by the Administrator in its sole discretion), immediately prior to such Change in Control all such outstanding Awards shall become fully vested and exercisable and all restrictions on such Awards shall immediately lapse and, with respect to Stock Options and SARs, the Participant in the discretion of the Administrator (1) shall have the right to exercise such Awards or (2) shall be entitled to receive an amount in cash equal to the excess (if any) of (A) the product of (x) the number of shares subject to such Awards and (y) the per share consideration paid as of the date of the occurrence of the Change in Control for the shares pursuant the Change in Control, less (B) the aggregate exercise price of such Awards, and all Awards not assumed or continued, or for which an equivalent award or right is not substituted therefore, shall terminate and be cancelled upon the Change in Control.

iii.	Notwithstanding Section 10(b)(i) above, in the event of a Change in Control, any outstanding Value Management Awards or other Awards that in any case are intended to comply with the requirements for exemption under Section 162(m), shall terminate immediately prior to such Change in Control. The portion of such Award that shall vest immediately prior to such Change in Control shall be determined in accordance with the Performance Goals applicable to each such Award, based on the greater of the Company’s actual performance or the target as set forth in the applicable Award Agreement (which, unless otherwise provided in the Award Agreement, shall be the aggregate face value for such Award), for the shortened Performance Period, and shall be payable in cash within ten (10) business days. Any portion of such Awards that do not vest after giving effect to the preceding sentence shall terminate and be cancelled upon such Change in Control.

Section 11. Amendment and Termination.

The Board or the Committee may amend, alter or discontinue the Plan, but no amendment, alteration, or discontinuation shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant’s consent, or that, without the approval of the stockholders (as described below), would:

(a)	except as provided in Section 3 hereof, increase the total number of shares of Stock reserved for issuance under the Plan;

(b)	change the class of officers, directors, employees, consultants and advisors eligible to participate in the Plan; or

(c)	extend the maximum option period under the Plan.

Notwithstanding the foregoing, stockholder approval under this Section 11 shall only be required at such time and under such circumstances as stockholder approval would be required under Section 162(m) or other applicable law, rule or regulation with respect to any material amendment to an employee benefit plan of the Company. The Administrator may amend the terms of any Award theretofore granted, prospectively or retroactively, but, except as otherwise specifically provided herein, no such amendment shall impair the rights of any Participant without his or her consent; provided, however, that the Administrator may not reduce the exercise price of an outstanding Stock Option or SAR by amending the terms of such Stock Option or SAR or by canceling such Stock Option or SAR in exchange for cash or the grant of a new Award without first obtaining approval from the stockholders of the Company.

To the extent that the Committee determines that the restrictions imposed by the Plan preclude achievement of the Plan’s material purposes in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices outside of the United States.

Section 12. Unfunded Status of Plan.

The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

Section 13. General Provisions.

13.1. Compliance With Laws. Shares of Stock shall not be issued pursuant to the exercise of any Award granted hereunder unless the exercise of such Award and the issuance and delivery of such shares of Stock pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act, as amended, the Exchange Act and the requirements of any stock exchange upon which the Stock may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

13.2. Representations; Legends. The Administrator may require each person acquiring shares of Stock hereunder to represent to and agree with the Company in writing that such person is acquiring the shares of Stock without a view to distribution thereof. The certificates for such shares of Stock may include any legend that the Administrator deems appropriate to reflect any restrictions on transfer. All certificates for shares of Stock delivered under the Plan shall be subject to such stock-transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Stock is then listed, and any applicable Federal or state securities law, and the Administrator may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions.

13.3. Other Plans. Nothing contained in the Plan shall prevent the Board from adopting other compensation arrangements, subject to stockholder approval, if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

13.4. Employment or Service. The adoption of the Plan shall not confer upon any Eligible Recipient any right to continued employment or service with the Company or any Subsidiary, as the case may be, nor shall it interfere in any way with the right of the Company or any Subsidiary to terminate the employment or service of any of its Eligible Recipients at any time.

13.5. Tax Withholding. Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of the Participant for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld with respect to such Award. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant. The Company may, to the extent permitted by law, in lieu of the payment of cash by the Participant, satisfy its tax withholding obligation by withholding Stock due and payable to the Participant pursuant to an Award.

13.6. Indemnification. No member of the Board or the Administrator, nor any officer or employee of the Company acting on behalf of the Board or the Administrator, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Administrator and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

13.7. Transfer of Awards. Unless otherwise determined by the Administrator or provided in an Award Agreement, Awards shall not be transferable by a Participant except by will or the laws of descent and distribution and shall be exercisable during the lifetime of a Participant only by such Participant or his guardian or legal representative. Any purported transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void ab initio, and shall not create any obligation or liability of the Company, and any person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of such shares of Stock.

13.8. Section 409A. Notwithstanding any provision to the contrary in this Plan, to the extent necessary to avoid the imposition of any taxes under Section 409A, no payment or distribution under this Plan that becomes payable by reason of a Participant’s termination of employment with the Company will be made to such Participant unless such Participant’s termination of employment constitutes a “separation from service” (as such term is defined in Section 409A). For purposes of this Plan, each amount to be paid or benefit to be provided shall be construed as a separate identified payment for purposes of Section 409A. If a Participant is a “specified employee” as defined in Section 409A and, as a result of that status, any portion of the payments under this Plan would otherwise be subject to taxation pursuant to Section 409A, such Participant shall not be entitled to any payments upon a termination of his or her employment until the earlier of (i) the expiration of the six (6)-month period measured from the date of such Participant’s “separation from service” (within the meaning of Section 409A) or (ii) the date of such Participant’s death. Upon the expiration of the applicable Section 409A deferral period, all payments and benefits deferred pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to such Participant in a lump sum as soon as practicable, but in no event later than thirty (30) days following such expired period), and any remaining payments due under this Plan will be paid in accordance with the normal payment dates specified for them herein.

13.9. Plan Binding on Successors. The Plan shall be binding upon the Company, its successors and assigns, and the Participant, his executor, administrator and permitted transferees and beneficiaries.

13.10. Severability. If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

Section 14. Governing Law.

The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Washington without giving effect to the conflict of laws principles thereof.

Section 15. Stockholder Approval; Effective Date of Plan.

The grant of any Award hereunder shall be contingent upon stockholder approval of the Plan being obtained within twelve (12) months before or after the date the Board adopts the Plan. Subject to the approval of the Plan by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board, the Plan shall be effective as of the Effective Date.

Section 16. Term of Plan.

No Award shall be granted on or after the tenth (10th) anniversary of the date the Board approved and adopted the Plan, but Awards theretofore granted may extend beyond that date.